July 2, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention: Edwin Kim, Staff Attorney

Re:	Project Angel Parent, LLC

Amendment No. 2 to Registration Statement on Form S-1

Submitted June 15, 2021

CIK No. 0001834494

Dear Mr. Kim:

This letter is confidentially submitted on behalf of Project Angel Parent, LLC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1, submitted on June 15, 2021 (the “Registration Statement”), as set forth in the Staff’s letter dated June 28, 2021 addressed to Nicolaas Vlok (the “Comment Letter”). The Company is concurrently filing its Amendment No. 3 to Registration Statement (“Amendment”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express, four (4) copies of each of this letter and Amendment (marked to show changes from the Registration Statement).

Amendment No. 2 to Form S-1 filed June 15, 2021

Note 2 – Summary of Significant Accounting Policies

Operating and Reportable Segment, page F-47

1.

We note your references throughout the filing to Lending Software Solutions revenues and Data Verification Software Solutions revenues. Also, we note you added a breakdown of these revenue categories on page 96. Tell us your consideration of providing a similar breakdown in your segment disclosures. Refer to ASC 280-10-50-40. In addition, please explain why you do not believe a discussion of revenue from Lending Software Solutions and Data Verification Software Solutions is necessary for an understanding of your results of operations.

Mr. Edwin Kim

United States Securities and Exchange Commission

July 2, 2021

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that it carefully considered the requirements of ASC 280-10-50-40 in its presentation of its financial performance.

Historically, the Company has viewed its business and tracked its revenue on the three categories of revenue disclosed in Note 1 to its consolidated financial statements contained in the Registration Statement – subscription fees, professional services and other. The Company is a new entrant to the public market, and as such, it has new constituents accessing and utilizing its financial information (such as investment bankers, investors in the context of testing the waters meetings and research analysts). In connection with conversations with these new constituents, and their reviews of the Company’s financial information, the Company has been asked to provide additional information to clarify how its business has performed during COVID-19 and how its revenues and solutions were impacted seasonally and cyclically during the presentation periods. Based on this new investor and analysts’ interest, the Company has analyzed its revenues and solutions and determined that presenting its quarterly revenue separately for Lending and Data Verification Software Solutions allows for a better understanding of how the revenue from these different solutions trended on a period over period basis. It is the Company’s expectation that it will continue to provide this additional revenue detail going forward if it continues to provide clarity for how the business has performed.

The Company’s Lending Software Solutions and Data Verification Software Solutions are similar solutions in that they are both delivered through its cloud-based platform and are sold to the same type of customers, under the same contractual terms, all within the United States, subject to the same regulatory environment, and under the same subscription model.

Based on consideration of the above factors, the Company respectfully submits that the solutions within its single segment are similar for purposes of the disclosure requirements of ASC 280-10-50-40 and that additional disclosure is not required.

The Company respectfully advises the Staff that it has revised pages 92 and 94 of the Amendment to address the changes in each solution and how these changes impacted the Company’s results of operations for each of the periods presented.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.
Joseph C. Theis, Jr., Esq.

Mr. Edwin Kim

United States Securities and Exchange Commission

July 2, 2021

cc:	Nicolaas Vlok, Project Angel Parent, LLC

Kayla Dailey, Esq., Project Angel Parent, LLC

Bradley C. Weber, Esq., Goodwin Procter LLP

Natalie T. Martirossian, Esq., Goodwin Procter LLP

Bradley C. Reed, P.C., Kirkland & Ellis LLP

Michael P. Keeley, Esq., Kirkland & Ellis LLP

Katharine A. Martin, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Bryan D. King, Esq., Wilson Sonsini Goodrich & Rosati, P.C.